EXHIBIT 22.1

List of Issuers and Guarantor Subsidiaries
The following entities are the issuer and guarantors of Laredo Petroleum, Inc.’s senior unsecured notes.

Entity	Jurisdiction of Organization	Role
Laredo Petroleum, Inc.	Delaware	Issuer
Laredo Midstream Services, LLC	Delaware	Guarantor
Garden City Minerals, LLC	Delaware	Guarantor